File No. 82-3929

03 OCT -7 AM 7:21

FANCAMP EXPLORATION LTD.

03032592

SUPPL

QUARTERLY REPORT

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2003

dlw 10/8

Prepared By Management
September 25, 2003

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
	X	Schedule B & C

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue
	Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	debrach@telus.net
Web Site Address	N/A
For Quarter Ended:	July 31, 2003
Date of Report:	September 25, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith	**September 25, 2003**
Name of Director	**Date Signed**
Debra Chapman	**September 25, 2003**
Name of Director	**Date Signed**

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS
For the three months ended July 31, 2003
(Unaudited - prepared by management)

Contents

FANCAMP EXPLORATION LTD.

BALANCE SHEET

(Unaudited - Prepared by Management)

July 31, 2003

	July 31 2003	April 30 2003
Assets		
Current		
Cash and Marketable Securities	61,772	34,863
Accounts Receivable	10,971	14,115
Accrued Mining Duty Refunds	0	0
Prepaid Expenses	4,430	9,150
Total Current Assets	77,173	58,128
Investment - South African Minerals Corporation	142	141
Incorporation Costs	1,100	1,100
Mineral Properties	412,979	388,721
Total Assets	$491,394	$448,090
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	23,010	110,136
Botswana Exploration Obligations	768,041	
Long-term		
Deferred Quebec Mining Duties	124,893	124,893
Total Liabilities	915,944	1,003,070
Shareholders' Equity		
Capital	6,030,284	5,877,584
Deficit	-6,454,834	-6,432,564
Total Shareholders' Equity	-424,550	-554,980
Total Liabilities and Shareholders' Equity	$491,394	$448,090

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the three months ended July 31, 2003

	Three Months Ended July 31 2003	Three Months Ended July 31 2002
Revenue		
Interest Income	0	1
Operator Fee Income	0	0
Total Revenue	$0	$1
Expenses		
Bank and Interest Charges	20	245
Foreign Exchange (Gain) Loss	-166	
Geological Fees	7,500	7,500
Legal and Accounting	5,000	5,650
New Project Examinations	0	0
Office and General	7,073	7,770
Transfer Agent and Listing Fees	2,844	3,865
Travel and Promotion	0	0
Total Expenses	22,271	25,030
Net Profit(Loss) from Operations	-$22,271	-$25,029
Gain (Loss) on Investments	0	0
Mineral Properties Written Off	0	0
Net Profit(Loss)	-$22,271	-$25,029
Deficit, Beginning of Period	6,432,564	6,263,888
Deficit, End of Period	6,454,834	6,288,917
Profit(Loss) Per Share	-0.001	-0.002

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

For the three months ended July 31, 2003

	Three Months Ended July 31 **2003**	Three Months Ended July 31 **2002**
Operating Activities		
Profit(Loss) for the Period	**-22,271**	-25,029
Non-Cash Charges to Income:		
Net Change in Non-Cash Working Capital	**-79,263**	10,179
Total Operating Activities	**-101,534**	**-14,850**
Financing Activities		
Private Placement - common shares	**100,000**	20,000
Exercise of Options	**52,700**	0
Total Financing Activities	**152,700**	**20,000**
Investing Activities		
Fancamp	**-46**	0
Gamache	**-161**	0
Upsalquitch Forks	**-120**	-200
St. George	**-6,907**	-5,644
Mingan Longue Pointe	**-9,772**	0
Attawapiskat	**-7,253**	0
Total Investing Activities	**-24,259**	**-5,844**
Change in Cash during the Period	**26,908**	-694
Cash at Beginning of Period	**34,863**	13,041
Cash at End of Period	**$61,772**	**$12,348**

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the three months ended July 31, 2003

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2003 Net Costs For Period	2002 Net Costs For Period
Fancamp		46		**46**	200
Gamache		161		**161**	5,644
Upsalquitch Forks		120		**120**	0
St. George		6,907		**6,907**	0
Mingan Longue Pointe		9,772		**9,772**	
Attawapiskat	7,200	53		**7,253**	
Total	7,200	17,059	0	**24,259**	5,844
Cumulative Mineral Property Costs Deferred, Beginning of Period				**388,721**	263,906
Cumulative Mineral Property Costs Deferred, End of Period				**$412,979**	**$269,750**

FANCAMP EXPLORATION LTD.

STATEMENT OF EXPLORATION EXPENDITURES

(Unaudited - Prepared by Management)

For the three months ended July 31, 2003

	Acquisition Costs	Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground Surveys	Total
100% Owned Interests						
St. George, New Brunswick				940	5,967	6,907
Upsalquitch Forks, New Brunswick				120		120
Gamache, Quebec				161		161
Attawapiskat	7,200			53		7,253
Options on Mineral Properties Interests						
Mingan Longue Pointe, Quebec			3,318	2,657	3,797	9,772
Royalty Interests						
Famcamp, Quebec				46		46
Total	7,200	0	3,318	3,977	9,764	$24,259

1. Continuing Operations

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

Deferred Quebec Mining Duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit calculated at 12% of qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining

duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. Stock Based Compensation

No compensation expense is recognized when management incentive stock options are granted. the consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. Loss Per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. Share capital

Authorized: 50,000,000 common shares with no par value

Issued and Outstanding:

	2003-2004		2002-2003	
	Number	Amount	Number	Amount
Balance, beginning of year	15,817,981	$5,877,584	12,617,981	$5,702,584
Exercise of Warrants	0	0	0	0
Options Exercised	507,000	52,700	0	0
Flow Through Private Placement	0	0	0	0
Private Placement	0	100,000	200,000	20,000
Settlement of Debt	0	0	0	0
Mineral Property Acquisition	0	0	0	0
Balance, end of period	16,324,981	$6,030,284	12,817,981	$5,722,584

Breakdown of shares issued during the period:

Date	Type of Issuance	Shares Issued	Price Per Share	Cash Consideration Paid
May 12, 2003	Exercise of Option	230,000	$0.10	$23,000.00
May 15, 2003	Exercise of Option	60,000	$0.10	$6,000.00
May 26, 2003	Exercise of Option	50,000	$0.10	$5,000.00
June 16, 2003	Exercise of Option	50,000	$0.10	$5,000.00
July 14, 2003	Exercise of Option	17,000	$0.10	$1,700.00
July 18, 2003	Exercise of Option	100,000	$0.12	$12,000.00
Total		507,000		$52,700.00

During the quarter, directors and employees exercised options for the purchase of 407,000 common shares, at a price of $0.10 per share and 100,000 common shares, at a price of $0.12 per share.

7. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
50,000	$0.10	Feb 15/00	Feb 14/05
311,500	$0.12	May 1/00	Apr 30/05
33,000	$0.10	Aug 1/01	Jul 31/06
145,000	$0.10	Jan 25/02	Jan 24/07
854,000	$0.14	May 26/03	May 25/08
1,393,500			

During the quarter, directors and employees exercised options for the purchase of 407,000 common shares, at a price of $0.10 per share and 100,000 common shares, at a price of $0.12 per share.

During the quarter, options were granted to directors and employees for the purchase of up to 854,000 common shares, at a price of $0.14 per share, exercisable up to and including May 25, 2008.

During the quarter no options were, re-priced, cancelled, or expired.

8. Related Party Transactions

Transactions with related parties for the period comprise:

	Paid - 3 months ended July 31, 2003
Professional geological fees paid to a director	$11,900
Administration fees paid to directors (2)	$5,640

FANCAMP EXPLORATION LTD.

SCHEDULE "B" SUPPLEMENTARY INFORMATION

1. **Analysis Of Expenses And Deferred Costs**

   See "Schedule Of Mineral Property Costs Deferred for the three months ended July 31, 2003 and Statement of Exploration Expenditures fot the three months ended July 31, 2003 attached hereto as part of Schedule "A".

2. **Related Party Transactions**

   See Note 8 of Financial Statements for the three months ended July 31, 2003, attached hereto as part of Schedule "A".

3. **Summary Of Securities Issued And Options Granted During The Period**

   See Notes 6 and 7 of Financial Statements for the three months ended July 31, 2003, attached hereto as part of Schedule "A".

4. **Summary Of Securities As At The End Of The Reporting Period**

   See Note 6 of Financial Statements for the three months ended July 31, 2003, attached hereto as part of Schedule "A".

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company's prime focus has become the exploration and development of titanium rich iron ores in the Havre St. Pierre Anorthosite Massif located on Quebec's North Shore, east of Sept-Iles. The Massif is the site of the world class QIT (Rio Tinto Group) iron titanium mining operation, and is distinctive in the abundance of these elements within its boundaries. Fancamp has optioned the Mingan Showing, a recently discovered series of massive hemoilmenite outcrops from The Sheridan Platinum Group Limited, whereby it may earn a 50% interest in the property by spending $500,000 over a period of two years. This option includes a very large land package in the Massif owned by the Group which covers previously known showings and new geophysical targets. Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite and drilling is continuing.

Hole #1 returned an average 33.84% TiO_2, 56.38% Fe_2O_3, and 2.4% MgO over 8.38 metres, from 1.68 metres to 10.06 metres in the hole; the hole finished at 35.1 metres. Hole #2, located 40 metres southeast of #1, returned a number of sections, the first averaging 35.43% TiO_2, 58.85% Fe_2O_3, and 2.12% MgO over 7.34 metres, from 5.54 metres to 12.88 metres in the hole and the second 35.09% TiO_2, 58.63% Fe_2O_3 and 2.22% MgO over 5.39 metres, from 24.51 to 29.90 metres in the hole. A series of four thin massive horizons between 12.88 metres and 24.5 metres in the hole each averaged 1.2 metres thickness and returned average grades of 34.68% TiO_2, 58.1% Fe_2O_3 and 2.12% MgO. This hole finished at 42.7 metres. Hole #3, located 118 metres east southeast of #2, returned an average of 34.05% TiO_2, 57.31% Fe_2O_3 and 2.27% MgO over 24.61 metres, from 3.92 metres to 28.53 metres in the hole. The hole finished at 44.2 metres. Hole #4, located 125 metres northeast of #3, returned two major sections, averaging 31.67% TiO_2, 51.61% Fe_2O_3 and 2.10% MgO over 8.47 metres, from 1.28 metres to 9.75 metres in the hole, and 33.02% TiO_2, 56.71% Fe_2O_3 and 1.94% MgO over 12.0 metres from 26.84 metres to 38.84 metres in the hole. A narrow 0.36 metre section from 10.64 metres to 11.0 metres in the hole returned 36.0% TiO_2, 59.50% Fe_2O_3 and 1.98% MgO. The hole finished at 51.8 metres. Hole #5, located 45 metres east of Hole #4, returned two massive hemoilmenite sections; 4.6 metres, between 11.6 and 16.2 metres, and 10.7 metres, between 37.2 and 47.9 metres in the hole and the hole finished at 51.8 metres. Hole #6, located 45 metres SW of Hole #4, returned 3 metres of massive hemoilmenite between 18.9 and 21.9 metres in the hole which finished at 43.6 metres. Hole #7, located 40 metres southwest of Hole #6, returned 3.4 metres of massive hemoilmenite between 18.9 and 22.3 metres in the hole which finished at 39.6 metres. Hole #8, located 60 metres south of Hole #7, and 30 metres southeast of Hole #3, returned 13.1 metres of massive hemoilmenite from surface, 5.5 metres from 21.0 to 26.5 metres, and 22.2 metres from 29.0 to 51.2 metres in the hole. The hole finished at a depth of 54.9 metres. Hole #9, located 50 metres

south southwest of Hole #8, returned 4.3 metres of 50% hemoilmenite between 37.2 and 41.5 metres in the hole and the hole finished at 50.9 metres. Hole #10, set up on a newly discovered surface showing 40 metres east of Hole #8, returned 7.6 metres of massive hemoilmenite from surface, and the hole finished at 29.6 metres. The host rock for the massive hemoilmenite is anorthosite.

For present purposes, character samples only have been taken in the massive hemoilmenite sections of holes 7, 8, 9 and 10 and assays will be reported when received.

The results of the drilling to date suggest a close correlation between residual gravity anomalies (anomalously high gravity values remaining when a regional gradient is removed) and underlying thicknesses of dense, massive hemoilmenite. For example, Holes #1,2,3,8 and 10 lie within one such anomaly which measures approximately 80 metres wide and 240 metres long. Holes #4 and 5 lie on the western extremity of a similar anomaly, measuring about 200 metres by 250 metres. Holes #6, 7 and 9 lie outside these anomalies. A third major residual anomaly on the western side of the grid measures about 300 metres by 250 metres, and remains to be tested. This particular anomaly extends off grid to the west and its true extent is not known. Several other anomalies are present on the grid and these, too, remain to be tested. The Company has spent approximately $141,000 to date on exploration of this property, with the majority of the expenses being for geophysics and drilling.

The Company continues to hold a large land position in the Clarence Stream gold camp of southeastern New Brunswick. Activity in this area is dominated by Freewest Resources Canada Inc.'s discoveries on which measurable gold resources are being developed. Future activity by the Company in this area depends very much on the success of Freewest's efforts. Since the first claims were staked in February, 2000, the Company has spent approximately $128,050 on exploration, primarily for prospecting, ground surveys and engineering.

The Company's Lac Mechant nickel copper cobalt prospect northeast of Sept-Iles, and under option to Ressources Appalaches Inc., will be the site of a drill program directed at a number of strong gravity anomalies detected in the vicinity of the large, previously untested nicket copper cobalt soil anomalies outlined by Kennecott. Appalaches has to date spent about $140,000 of the $400,000 required to earn a 50% interest.

The Company recently acquired, by purchase, the 64 claim Attawapiskat property, in the vicinity of Spider Resources Inc. base metal discovery in the Porcupine Mining Division in northern Ontario. An airborne survey, including the area of this property, has been carried out and results are pending.

As at the end of the period, the Company had a working capital deficit of $713,878 due to the $768,041 Botswana exploration obligation recorded on the books of the Company in the years 1999 and 2000. Although the Botswana government is legally entitled to recover any exploration expenditure shortfall under the terms of the licences, no notification of the government's intention to do so has been received. These licences were subsequently acquired by another company.

Related party transactions relate to professional geological fees and management fees charged by the President and management fees charged by the Secretary.

Financing for the Company's ongoing exploration efforts at Mingan is being provided through the exercise of warrants related to a series of private placements made in 2001 and 2002.

Directors and Officers

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Michael Sayer	Director
Taylor Cahill	Director

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172